Exhibit (a)(1)(i)

OFFER TO PURCHASE FOR CASH

UP TO 900,000

OF ITS $2.125 DEPOSITARY CONVERTIBLE EXCHANGEABLE

PREFERRED SHARES (EACH OF WHICH REPRESENTS ONE-TENTH OF A

SHARE OF $21.25 CONVERTIBLE EXCHANGEABLE PREFERRED STOCK)

BY

PERINI CORPORATION

AT

$20.00 NET PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK  CITY TIME, ON FRIDAY, MAY 9, 2003, UNLESS THE TENDER OFFER IS  EXTENDED (THE “EXPIRATION DATE”).

Perini Corporation, a Massachusetts corporation (the “Company,” “Perini,” “we,” or “us”), hereby offers to purchase for cash, upon the terms and subject to the conditions set forth herein and in the accompanying Letter of Transmittal, up to 900,000, or approximately 90%, of our currently outstanding Depositary Convertible Exchangeable Preferred Shares (the “Depositary Shares”) (each of which represents one-tenth of a share of $21.25 Convertible Exchangeable Preferred Stock). We are offering to purchase the Depositary Shares at a purchase price of $20.00 per Depositary Share, net to the sellers in cash, without interest thereon, subject to the terms and conditions set forth in this Offer to Purchase and the related Letter of Transmittal (such offer to purchase being referred to herein as the “Offer”).

If at the Expiration Date, all of the conditions to the Offer are either satisfied or waived by us, we will buy up to 900,000 Depositary Shares on a pro rata basis from all tendering holders of the Depositary Shares based on the number of Depositary Shares tendered by each tendering holder. All Depository Shares tendered and not purchased pursuant to the Offer because of proration will be returned to the tendering holders at our expense as promptly as practicable following the Expiration Date.

IMPORTANT

If you wish to tender all or any part of your Depositary Shares, you should either (1) (a) complete and sign a Letter of Transmittal, or a facsimile of it, according to the instructions in the Letter of Transmittal and mail or deliver it, together with any required signature guarantees and any other required documents, to EquiServe Trust Company, N.A., the Depositary for the Depositary Shares and the Offer (the “Depositary”), and mail or deliver the depositary receipts representing the Depositary Shares to the Depositary together with any other documents required by the Letter of Transmittal or (b) tender the Depositary Shares according to the procedure for book-entry transfer described in Section 5 of this Offer, or (2) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Depositary Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person if you desire to tender your Depositary Shares. If you desire to tender your Depositary Shares and (1) your depositary receipts are not immediately available or cannot be delivered to the Depositary, (2) you cannot comply with the procedure for book-entry transfer, or (3) your other required documents cannot be delivered to the Depositary by the expiration of the Offer, you must tender your Depositary Shares according to the guaranteed delivery procedure described in Section 5 of this Offer to Purchase.

The date of this Offer to Purchase is March 31, 2003.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF DEPOSITARY SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 12 – “CONDITIONS OF THE OFFER”.

OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS OR OUR EXECUTIVE OFFICERS MAKE ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR DEPOSITARY SHARES PURSUANT TO THE OFFER. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR DEPOSITARY SHARES AND IF SO, HOW MANY DEPOSITARY SHARES TO TENDER.

Questions and requests for assistance may be directed to Georgeson Shareholder Communications Inc., the information agent for the Offer (the “Information Agent”), at the address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be directed to the Information Agent. A holder of Depositary Shares whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact the broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

Pursuant to Rule 13e-4 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, we have filed with the Securities and Exchange Commission (the “Commission”) a Tender Offer Statement on Schedule TO (the “Schedule TO”), which contains additional information with respect to the Offer. Our Schedule TO, including exhibits and any amendments, may be examined and copies of it may be obtained at the places and in the manner set forth in the section entitled “Where You Can Find Additional Information.”

Neither the Commission nor any state securities commission has (a) approved or disapproved of this transaction; (b) passed upon the merits or fairness of this transaction; or (c) passed upon the accuracy or adequacy of the disclosure in this Offer to Purchase. Any representation to the contrary is a criminal offense.

The Information Agent for the Offer is:

GEORGESON SHAREHOLDER COMMUNICATIONS INC.

17 State Street – 10th Floor

New York, NY 10004

Toll Free: (866) 288-2832

Banks and Brokers: (212) 440-9800

Forward-Looking Statements

The statements contained in this Offer to Purchase that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation, statements regarding the Company’s or its management’s expectations, hopes, beliefs, intentions or strategies regarding the future. These forward-looking statements are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those anticipated by the Company. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the Company) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the continuing validity of the underlying assumptions and estimates of total forecasted project revenues, costs and profits and project schedules; the outcomes of pending or future litigation, arbitration or other dispute resolution proceedings; the availability of borrowed funds on terms acceptable to the Company; changes in federal and state appropriations for infrastructure projects; possible changes or developments in worldwide or domestic, political, social, economic, business, industry, market and regulatory conditions or circumstances; and actions taken or not taken by third parties including the Company’s customers, suppliers, business partners, and competitors and legislative, regulatory, judicial and other governmental authorities and officials. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights the most material information in this Offer to Purchase and the accompanying Letter of Transmittal, but you should realize that it does not describe all of the details of this offer. We urge you to read the entire Offer to Purchase and the accompanying Letter of Transmittal, because they contain the full details of this offer. We have included references to the sections of this document where you will find a more complete discussion.

Who is offering to purchase my Depositary Shares?

Perini Corporation (the “Company,” “Perini,” “we,” or “us”) is offering to purchase in a self tender offer up to 900,000, or approximately 90%, of our currently outstanding $2.125 Depositary Convertible Exchangeable Preferred Shares (the “Depositary Shares”), each of which represents one-tenth of a share of our $21.25 Convertible Exchangeable Preferred Stock.

What are the classes and amount of securities sought in this offer?

We are offering to purchase up to 900,000 of our currently outstanding Depositary Shares, which are listed on the American Stock Exchange under the symbol “PCR.PR”.

How much will Perini pay me for my Depositary Shares and in what form of payment?

We are offering to pay $20.00 per Depositary Share net to the seller in cash, without interest thereon, for each Depositary Share properly tendered and not properly withdrawn before the expiration date of the offer, subject to the terms and conditions set forth in this Offer to Purchase. See Section 1 – “Terms of the Offer.” We will make this payment as soon as practicable after the expiration date.

Under no circumstances will we pay interest on the purchase price, including, but not limited to, by reason of any delay in making payment.

If I tender my Depositary Shares in the offer, will I receive any accrued but unpaid dividends on or any future appreciation of such Depositary Shares?

You will not receive any accrued but unpaid dividends on or any future appreciation of the Depositary Shares tendered in the offer. The aggregate amount of the accrued but unpaid dividends is approximately $15,936,000 at March 31, 2003, which represents approximately $15.94 per Depositary Share. Any right you may have to receive accrued but unpaid dividends or future dividends on the tendered Depositary Shares will terminate upon consummation of the purchase of such Depositary Shares in the offer. The aggregate amount that you will receive for each Depositary Share tendered in the offer is $20.00 per Depositary Share net to the seller in cash, without interest thereon. See Section 7 – “Price Range of Depositary Shares; Dividends.”

Will tendered Depositary Shares be prorated?

If, at the expiration date, more than 900,000 Depositary Shares are properly tendered and not withdrawn, and all of the other conditions are satisfied or waived, we will buy 900,000 Depositary Shares on a pro rata basis from all tendering holders of Depositary Shares based on the number of Depositary Shares tendered by each tendering holder. All Depositary Shares tendered and not purchased pursuant to the offer because of proration will be returned to the tendering holders at our expense as promptly as practicable following the expiration date. Under no circumstances will we pay interest on the purchase price, regardless of any extension of the offer or any delay in making payment. See Section 1 – “Terms of the Offer.”

What if I do not tender my Depositary Shares?

If you do not tender your Depositary Shares you may continue to hold your Depositary Shares. These securities will remain outstanding and continue to have all of the rights, preferences and privileges they have now.

i

The purchase of Depositary Shares by us pursuant to the offer will reduce the number of Depositary Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Depositary Shares held by the remaining holders of such Depositary Shares. In addition, if you choose to hold your Depositary Shares, you will continue to assume the risk that the trading prices for our securities may decline in response to variations in our quarterly operating results, general conditions in the construction industry or the general economy, and other factors, including, without limitation, the consummation of this offer. Please refer to the section entitled “Forward Looking Statements”. We cannot give you any assurance that our Board of Directors will declare and pay the accrued dividends on the Depositary Shares in the future. See Section 2 – “Purpose of the Offer; Plans and Proposals” and Section 3 – “Possible Effects of the Offer on the Market for the Depositary Shares and American Stock Exchange Listing.”

In order for the Depositary Shares to remain listed on the American Stock Exchange, at least 50,000 Depositary Shares must remain outstanding following the consummation of the offer. In addition, the remaining Depositary Shares must have a market value of at least $1 million. We have limited the size of the offer so that the remaining Depositary Shares should at least initially satisfy these criteria. However, we cannot give you any assurance that the Depositary Shares will remain listed on the American Stock Exchange, because fluctuations in the price of the Depositary Shares following consummation of the offer could result in the Depositary Shares being delisted from the American Stock Exchange. See Section 3 – “Possible Effects of the Offer on the Market for the Depositary Shares and American Stock Exchange Listing.”

Why is Perini making this offer?

The purpose of this offer is to enable us to retire a substantial number of our outstanding Depositary Shares, which we believe will simplify our capital structure and improve our balance sheet by reducing the cash dividends in arrears. In addition, the net income available to our stockholders each quarter will be increased. See Section 2 – “Purpose of the Offer; Plans and Proposals.” Our offer will also provide liquidity to holders of Depositary Shares who participate in the offer. As of January 1, 2002 through March 21, 2003, the average daily trading volume of our Depositary Shares has been less than 600 shares. In addition, the offer will provide holders of Depositary Shares with the opportunity to sell their Depositary Shares at a premium to the current market price without the usual transaction costs associated with open market sales.

Does Perini have the financial resources to pay me for my Depositary Shares?

Yes. We have obtained consent from our lenders under our existing loan agreements to conduct the offer and have sufficient availability under our credit facility to borrow the funds necessary to purchase the Depositary Shares tendered in the offer and to pay related fees and expenses. See Section 11 – “Source and Amounts of Funds.”

What are the most significant conditions of the offer?

The offer is not conditioned on any minimum number of Depositary Shares being tendered. There is no financing condition to the offer. We can, however, terminate the offer, in our reasonable discretion, if, among other things, any of the following has occurred or exists:

•	the threat or existence of a governmental or regulatory proceeding or litigation challenging the offer or that could materially and adversely affect us or prohibit, restrict or delay our offer;

•	the proposal, enactment or enforcement of an order, statute, rule, regulation, judgment or injunction by any court or governmental or regulatory authority that could materially adversely affect us or prohibit, restrict or delay our offer;

•	the occurrence or likely occurrence of any event affecting our business that might prohibit, restrict or delay our offer; or

•	a suspension or limitation on trading securities generally, or a significant decline in the price of our securities or securities generally, changes in political, economic or financial conditions that could adversely affect us or the trading of our stock, a banking moratorium or similar action, war, acts of terrorism or other national calamity or the material worsening thereof.

The conditions to the offer are for our sole benefit and may be waived by us in our sole discretion. See Section 12 – “Conditions of the Offer.”

How do I tender my Depositary Shares?

To tender your Depositary Shares before the offer expires:

•	if your broker holds your Depositary Shares in “street name,” you must inform your broker of your decision to tender your Depositary Shares so that EquiServe Trust Company, N.A., the depositary for the Depositary Shares and the offer (the “Depositary”), receives a confirmation of receipt of your Depositary Shares by book-entry transfer and a Letter of Transmittal;

•	if you hold physical depositary receipts (meaning you hold depositary receipts issued in your name), you must deliver your depositary receipt(s) for the Depositary Shares you wish to tender and a properly completed and duly executed Letter of Transmittal to the Depositary at the address appearing on the back cover of this document; or

•	you or your broker must comply with the guaranteed delivery procedure.

In any case, the Depositary must receive all required documents prior to 5:00 p.m., New York City time, on Friday, May 9, 2003, or, if the offer is extended, the date and time to which the offer is extended.

Note that if you own Depositary Shares through a broker or other nominee and your broker tenders on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

If you have any questions, you should contact the Information Agent or your broker for assistance. See Section 5 – “Procedures for Tendering Depositary Shares” and the instructions to the Letter of Transmittal.

How much time do I have to decide whether to tender in the offer?

You will have until at least 5:00 p.m., New York City time, on Friday, May 9, 2003, unless the offer is extended or earlier terminated, to tender your Depositary Shares. In the event of an extension or an earlier termination, “expiration date” as used in this summary term sheet will refer to the latest time and date at which the offer, as extended or terminated by us, will expire or terminate. See Section 1 – “Terms of the Offer.”

If we decide to extend this offer, we will promptly announce the rescheduled expiration date by making a public announcement or by mailing notice thereof to holders of Depositary Shares.

Until what time can I withdraw previously tendered Depositary Shares?

You may withdraw any previously tendered Depositary Shares at any time prior to the expiration date or, if the tender offer is extended, the date to which the offer is extended. In addition, any Depositary Shares validly tendered but not paid for by us may be withdrawn at any time after Friday, May 23, 2003. See Section 6 – “Withdrawal Rights.”

How do I withdraw my previously tendered Depositary Shares?

In order to withdraw your Depositary Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the address set forth in the instructions to the Letter of Transmittal. See Section 6 – “Withdrawal Rights.”

Can the offer be extended, and under what circumstances?

We expressly reserve the right, subject to applicable law, to extend the period of time during which the offer remains open. If we decide to extend this offer, we will promptly announce the rescheduled expiration date by making a public announcement.

In addition, if we (i) increase or decrease the price that may be paid for the tendered Depositary Shares above or below $20.00 per Depositary Share tendered, (ii) increase the number of Depositary Shares that we may purchase in the offer by more than 2% of the outstanding Depositary Shares or (iii) decrease the number of Depositary Shares that we may purchase in the offer, then the offer must remain open for at least ten business days following the date that notice of any of the above actions is first published, sent or given to you. See Section 1 – “Terms of the Offer.”

How will I be notified if the offer is extended?

If we decide to extend the offer, we will issue a press release by 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. See Section 1 – “Terms of the Offer.”

Has the Board of Directors of Perini approved the offer?

The Board of Directors of Perini has approved the offer but is not making any recommendation to you as to whether you should tender your Depositary Shares pursuant to the offer. The Board of Directors of Perini believes that you should make your own decision whether to tender your Depositary Shares.

You should discuss whether to tender your Depositary Shares with your broker or other financial or tax advisor.

What is the market value of my Depositary Shares as of a recent date?

On Thursday, March 27, 2003, the closing price per Depositary Share on the American Stock Exchange was $16.50 per Depositary Share, and each Depositary Share was convertible into 0.662 shares of Perini common stock. On Thursday, March 27, 2003, the closing price per share of Perini common stock on the American Stock Exchange was $3.83 per share.

We urge you to obtain a current market quotation for your Depositary Shares before deciding whether to tender your Depositary Shares.

If I tender my Depositary Shares in the offer, how will I be taxed for U.S. federal income tax purposes?

Your receipt of cash for Depositary Shares validly tendered in the offer will be a taxable transaction for U.S. federal income tax purposes. If you meet specified conditions, you will recognize gain or loss in an amount equal to the difference between (i) the cash you receive in the offer and (ii) your adjusted tax basis in the Depositary Shares that you surrender in the offer, as long as you have a meaningful reduction in your interest in Perini as compared to your interest prior to the offer. That gain or loss will be a capital gain or loss if the Depositary Shares are a capital asset in your hands, and will be long term capital gain or loss if you have held the Depositary Shares for more than one year at the time the offer is completed. The tax consequences of the offer to you may vary depending on your particular facts and circumstances. See “Certain U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the offer.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the offer.

Who do I contact if I have questions about the offer?

Our Information Agent, Georgeson Shareholder Communications Inc., can help answer your questions regarding this tender offer. You may call our Information Agent toll free at (866) 288-2832. Banks and brokerage firms should call our Information Agent at (212) 440-9800 with any questions. You may also choose to contact your own tax, financial and legal advisors to discuss the advisability of accepting or declining this offer.

v

INTRODUCTION

Perini Corporation (“Perini”, the “Company”, “us” or “we”) and its subsidiaries are engaged in the construction business. The Company was incorporated in 1918 as a successor to businesses which had been engaged in providing construction services since 1894. The Company currently provides general contracting, construction management and design-build services to private clients and public agencies throughout the United States and selected overseas locations. The Company’s construction business involves two basic segments of operations: building and civil.

The general building and civil contracting services provided by the Company consist of planning and scheduling the manpower, equipment, materials and subcontractors required for the timely completion of a project in accordance with the terms, plans and specifications contained in a construction contract. The Company provides these services by using traditional general contracting arrangements, such as fixed price, guaranteed maximum price and cost plus award fee contracts, and to a lesser extent construction management or design-build contracting arrangements.

Our principal executive office is located at 73 Mt. Wayte Avenue, Framingham, MA 01701 and our telephone number is (508) 628-2000.

Upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer”) and the related letter of transmittal (the “Letter of Transmittal”), we are offering to purchase up to 900,000, or approximately 90%, of our currently outstanding $2.125 Depositary Convertible Exchangeable Preferred Shares (the “Depositary Shares”), each of which represents one-tenth of a share of $21.25 Convertible Exchangeable Preferred Stock, par value $1.00 per share (the “$21.25 Preferred Stock”), for a purchase price of $20.00 per Depositary Share, net to the sellers in cash, without interest thereon (the “Purchase Price”).

Our Offer is not conditioned upon any minimum number of Depositary Shares being tendered. Our Offer is, however, subject to certain other conditions. See Section 12 – “Conditions of the Offer.”

The Offer will expire at 5:00 p.m., New York City time, on Friday, May 9, 2003, unless extended. See Section 1 – “Terms of the Offer.”

The Board of Directors of Perini has approved the Offer. However, none of Perini, its Board of Directors or any of its executive officers makes any recommendation to any holder of Depositary Shares (the “Holders”) as to whether to tender or refrain from tendering their Depositary Shares pursuant to the Offer.

Certain United States federal income tax consequences of the sale of Depositary Shares pursuant to the Offer are discussed below under “Certain U.S. Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.    Terms of the Offer.

Number of Depositary Shares. Upon the terms and subject to the conditions of the Offer, we will purchase for cash up to 900,000, or approximately 90%, of our currently outstanding Depositary Shares, to the extent they are properly tendered and not properly withdrawn before the Expiration Date, as defined below.

Purchase Price. For each Depositary Share purchased, we will pay a price of $20.00, net to the seller in cash, without interest thereon. Under no circumstances will we pay interest on the Purchase Price including, but not limited to, by reason of any delay in making payment.

Proration. If at the expiration of the Offer, more than 900,000 of our Depositary Shares are properly tendered and not withdrawn, and all of the other conditions to the Offer are either satisfied or waived by us, we will buy 900,000 Depositary Shares on a pro rata basis from all tendering Holders based on the number of Depositary Shares tendered by each tendering Holder. All Depositary Shares tendered and not purchased pursuant to the Offer because of proration will be returned to the tendering Holders at our expense as promptly as practicable following the Expiration Date (as defined below).

Expiration Date. The term “Expiration Date” means 5:00 p.m., New York City time, on Friday, May 9, 2003, unless the Offer is extended or earlier terminated. In the event of an extension or earlier termination, “Expiration Date” will refer to the latest time and date at which the Offer, as extended or terminated by us, will expire or terminate. Any Holder will have until the Expiration Date to tender its Depositary Shares. All conditions to the Offer, if Depositary Shares are to be accepted for payment promptly after the Expiration Date, will be either satisfied, or waived by us in each case in our sole discretion, prior to the expiration of the Offer on the Expiration Date.

Extension of the Offer; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time, regardless of whether or not any of the events set forth in Section 12 – “Conditions of the Offer” have occurred or are deemed by us to have occurred, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any Depositary Shares by making a public announcement of the extension. We also expressly reserve the right, in our sole discretion, to terminate the Offer and reject for payment and not pay for any Depositary Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment upon the occurrence of any of the events set forth in Section 12 – “Conditions of the Offer” by making a public announcement of the termination or postponement. Our reservation of the right to delay payment for Depositary Shares which we have accepted for payment is limited by Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that we must pay the consideration offered or return the Depositary Shares tendered promptly after the termination or withdrawal of the Offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 12 – “Conditions of the Offer” have occurred or are deemed by us to have occurred, to amend the Offer in any respect (including, without limitation, by increasing or decreasing the Purchase Price or by increasing or decreasing the number of Depositary Shares being sought in the Offer or modifying in any respect any conditions to the Offer). Any amendment to the Offer will apply to all Depositary Shares tendered in the Offer.

In the case of an extension, the amendment to the Offer must be announced no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to Holders in a manner reasonably designed to inform them of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release through Business Wire. If we make a material change in the terms of the Offer or the information concerning the Offer, we will disseminate additional Offer materials and extend such Offer to the extent required by law.

In addition, if we (i) increase or decrease the price that may be paid for each Depositary Share above or below $20.00, (ii) increase the number of Depositary Shares that we may purchase in the Offer by more than 2% of the outstanding Depositary Shares or (iii) decrease the number of Depositary Shares that we may purchase in the Offer, then the Offer must remain open for at least ten business days following the date that notice of the increase or decrease is first published, sent or given to Holders.

2.    Purpose of the Offer; Plans and Proposals.

Purpose of the Offer. The purpose of the Offer is to retire a substantial number of our outstanding Depositary Shares, thereby significantly alleviating our obligations with respect to accrued dividends on the Depositary Shares. Each outstanding Depositary Share has $15.94 in accrued dividends payable on it as of March 31, 2003 and accrues an additional $2.125 per year on a quarterly basis. Until all accrued dividends on the Depositary Shares are paid, no cash dividends may be paid on Perini common stock (“Common Stock”). We anticipate that the reduction of these unpaid dividend amounts will improve our balance sheet. In addition, the net income available to our stockholders each quarter will be increased.

The Offer will also give Holders the opportunity to sell at least 90% of their Depositary Shares at a premium to the current market price and without the usual transaction costs associated with open market sales. The Offer also provides Holders with an opportunity to obtain liquidity with respect to their Depositary Shares, which may be particularly advantageous for those who, because of their holdings, might not otherwise be able to sell their Depositary Shares without potential disruption to the market price.

All Depositary Shares acquired by us pursuant to the Offer will be exchanged for shares of our $21.25 Preferred Stock, which, in turn, will be cancelled.

Regardless of the number of Depositary Shares tendered in the Offer, we may in the future repurchase additional Depositary Shares in the open market, private transactions, tender offers or otherwise. Any such purchases may be on the same terms as, or on terms more or less favorable to Holders than, the terms of the Offer. However, Rule 13e-4 under the Exchange Act prohibits us and our affiliates from purchasing any Depositary Shares, other than through the Offer, until at least ten business days after the expiration or termination of the Offer, except pursuant to certain limited exceptions provided in Rule 14e-5 of the Exchange Act. Any possible future purchases by us will depend on many factors, including the results of the Offer, our business and financial position, certain federal income tax considerations and general economic and market conditions.

Plans and Proposals. Except as disclosed in this Offer to Purchase, or as may occur in the ordinary course of our business, we currently have no plans or proposals that relate to or would result in:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	a purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

•	any material change in our present dividend rate or policy or indebtedness or capitalization, although we continue to evaluate the structure of our debt to ensure the highest level of benefit to our investors;

•	any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or term of directors, or to fill any vacancies on the board or to change any material term of the employment contract of any executive officer;

•	a class of our equity security being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system of a registered national securities association;

•	class of our equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	any other material change in our corporate structure or business;

•	the acquisition by any person of additional securities of ours or the disposition of our securities; or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

3.	Possible Effects of the Offer on the Market for the Depositary Shares and American Stock Exchange Listing.

Possible Effects of the Offer on the Market for the Depositary Shares. The purchase of Depositary Shares pursuant to the Offer will reduce the number of Depositary Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Depositary Shares held by the public. For calendar year 2002, the average daily trading volume of the Depositary Shares was below 600 shares. The following table sets forth the average daily trading volume of the Depositary Shares during each fiscal quarter presented.

Quarter Ended	Average Daily Trading Volume

2002:
First Quarter	507
Second Quarter	473
Third Quarter	720
Fourth Quarter	698

2003:
First Quarter (Through March 21, 2003)	335

The market price for Depositary Shares that are not purchased in the Offer may be affected adversely to the extent that the amount of Depositary Shares that are purchased in the Offer reduces their outstanding market value available for trading, or float. The reduced float of outstanding Depositary Shares may also make the trading price of such Depositary Shares more volatile. However, we cannot predict whether the reduction in the number of Depositary Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Depositary Shares or whether it would cause future market prices to be greater or less than the Purchase Price.

American Stock Exchange Listing. According to its published guidelines as of the date of this Offer, in order for the Depositary Shares to remain listed on the American Stock Exchange, at least 50,000 Depositary Shares must remain outstanding following the consummation of the Offer. In addition, the remaining Depositary Shares must have a market value of at least $1 million. We have limited the size of the Offer so that the remaining Depositary Shares should at least initially satisfy these criteria. However, we cannot give you any assurance that the Depositary Shares will remain listed on the American Stock Exchange, because fluctuations in the price of the Depositary Shares following consummation of the Offer could result in the Depositary Shares being delisted from the American Stock Exchange.

4.    Acceptance for Payment and Payment for Depositary Shares.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, and will pay for, promptly after the Expiration Date, up to 900,000 Depositary Shares, to the extent they are validly tendered and not withdrawn in accordance with the procedures set forth in Sections 5 and 6 below. If, at the expiration of the Offer, more than 900,000 Depositary Shares are validly tendered and not properly withdrawn, we will buy Depositary Shares on a pro rata basis from all tendering Holders, based on the number of Depositary Shares tendered by each tendering Holder. All Depositary Shares tendered and not purchased pursuant to the Offer because of proration will be returned to the tendering Holders at our expense as promptly as practicable following the Expiration Date.

All determinations concerning the satisfaction of the terms and conditions of the Offer will be within our sole discretion, which determinations will be final and binding. We expressly reserve the right, in our sole discretion, to delay acceptance for payment of, or subject to the applicable rules of the Securities and Exchange Commission (the “Commission”), payment for, Depositary Shares in order to comply in whole or in part with any applicable law. See Section 1 – “Terms of the Offer” and Section 12 – “Conditions of the Offer.”

In all cases, payment for Depositary Shares accepted for payment pursuant to the Offer will be made only after timely receipt by EquiServe Trust Company, N.A., the depositary for the Depositary Shares and the Offer (the “Depositary”) of (i) depositary receipts for such Depositary Shares (or a timely Book-Entry Confirmation (as defined below in Section 5 – “Procedures for Tendering Depositary Shares”) with respect thereto), (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (as defined below), and (iii) any other documents required by the Letter of Transmittal. The per share consideration paid to any Holder pursuant to the Offer will be the highest per share consideration paid to any other Holder of such Depositary Shares pursuant to the Offer.

The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility (as defined below in Section 5 – “Procedures for Tendering Depositary Shares”) to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Depositary Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Depositary Shares properly tendered to us and not properly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Depositary Shares. Payment for Depositary Shares accepted for payment pursuant to the Offer will be made by deposit of the Purchase Price therefor with the Depositary, which will act as agent for tendering Holders for the purpose of receiving payment from us and transmitting payment to tendering Holders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering Holders, our obligation to make such payment shall be satisfied, and tendering Holders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Depositary Shares pursuant to the Offer.

UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE TO BE PAID BY PERINI OR THE DEPOSITARY FOR THE DEPOSITARY SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

If we are delayed in our acceptance for payment of, or payment for, Depositary Shares or are unable to accept for payment, or pay for, Depositary Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of us, retain tendered Depositary Shares, and such Depositary Shares may not be withdrawn except to the extent tendering Holders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 6 – “Withdrawal Rights.”

If any tendered Depositary Shares are not accepted for payment pursuant to the Offer for any reason, or if depositary receipts are submitted representing more Depositary Shares than are tendered, depositary receipts representing Depositary Shares not tendered or not accepted for purchase will be returned to the tendering Holder, or such other person as the tendering Holder shall specify in the Letter of Transmittal, as promptly as practicable following the expiration, termination or withdrawal of the Offer. In the case of Depositary Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 5 – “Procedures for Tendering Depositary Shares” such Depositary Shares will be credited to such account maintained at the Book-Entry Transfer Facility as the tendering Holder shall specify in the Letter of Transmittal, as promptly as practicable following the expiration, termination or withdrawal of the Offer. If no such instructions are given with respect to Depositary Shares delivered by book-entry transfer, any such Depositary Shares not tendered or not purchased will be returned by crediting the account at the Book-Entry Transfer Facility designated in the Letter of Transmittal as the account from which such Depositary Shares were delivered.

The Company will pay any transfer taxes payable on the transfer to it of Depositary Shares purchased pursuant to the Offer, provided, however, that if (a) payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) unpurchased Depositary Shares are to be registered in the name(s) of, any person(s) other than the registered owner(s), or (b) if any tendered depositary receipt(s) are registered, or the Depositary Shares tendered are otherwise held, in the name(s) of any person(s) other than the registered owner, the amount of any transfer taxes (whether imposed on the registered owner(s) or such other person(s)) payable on account of such transactions will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted with the Letter of Transmittal.

5.    Procedures for Tendering Depositary Shares.

Valid Tender. Except as set forth below, for Depositary Shares to be validly tendered pursuant to the Offer, either (i) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), together with any required signature guarantees, or in the case of a book-entry transfer, an Agent’s Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either depositary receipts for tendered Depositary Shares must be received by the Depositary at one of such addresses or such Depositary Shares must be delivered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation (as defined below) received by the Depositary), in each case prior to the Expiration Date, or (ii) the tendering Holder must comply with the guaranteed delivery procedures set forth below. THE METHOD OF DELIVERY OF DEPOSITARY SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH A BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING HOLDER. DEPOSITARY SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

If your Depositary Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person if you desire to tender your Depositary Shares.

Book-Entry Transfer. The Depositary will establish an account with respect to the Depositary Shares at The Depositary Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Depositary Shares by causing the Book-Entry Transfer Facility to transfer such Depositary Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Depositary Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering Holder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Depositary Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.”

REQUIRED DOCUMENTS MUST BE TRANSMITTED TO AND RECEIVED BY THE DEPOSITARY AT ONE OF ITS ADDRESSES SET FORTH ON THE BACK COVER PAGE OF THIS OFFER TO PURCHASE. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY’S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the Book Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Depositary Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if such Depositary Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 6 to the Letter of Transmittal. If the depositary receipts for Depositary Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, depositary receipts for Depositary Shares not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the depositary receipts surrendered, then the tendered depositary receipts for such Depositary Shares must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered holders or owners appear on the depositary receipts, with the signatures on the depositary receipts or stock powers guaranteed as aforesaid. See Instruction 6 to the Letter of Transmittal.

Guaranteed Delivery. If a Holder desires to tender Depositary Shares pursuant to the Offer and such Holder’s depositary receipts for Depositary Shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Holder’s tender may be effected if all the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us, is received by the Depositary, as provided below, prior to the Expiration Date; and

•	the depositary receipts for (or a Book-Entry Confirmation with respect to) such Depositary Shares, together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message, and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the American Stock Exchange is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by facsimile transmission (Eligible Institutions only) or mail to the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery distributed with this Offer to Purchase.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Depositary Shares will be determined by us, in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any or all tenders of any Depositary Shares determined by us not to be in proper form or the acceptance for payment of which, or payment for which, may be unlawful. We also reserve the absolute right, in our sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Depositary Shares of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. No tender of Depositary Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Perini, the Depositary, Georgeson Shareholder Communications Inc., the information agent for the Offer (the “Information Agent”), Georgeson Shareholder Securities Corporation, the dealer manager for the Offer (the “Dealer Manager”), or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Lost or Destroyed Depositary Receipts. Holders of Depositary Shares whose depositary receipts for part or all of their Depositary Shares have been lost, stolen, misplaced or destroyed may contact the Depositary at (877) 282-1168 for instructions as to obtaining a replacement depositary receipt. That depositary receipt will then be required to be submitted together with the Letter of Transmittal in order to receive payment for Depositary Shares that are tendered and accepted for payment. A bond will be required to be posted by the Holder to secure against the risk that the depositary receipts may be subsequently recirculated. Holders of Depositary Shares are urged to contact the Depositary immediately in order to permit timely processing of this documentation. Depositary Receipts, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, including any signature guarantees, or an Agent’s Message, and any other required documents must be delivered to the Depositary and not to us, the Dealer Manager or the Information Agent. Any such documents delivered to us, the Dealer Manager or the Information Agent will not be forwarded to the Depositary and, therefore, will not be deemed to be properly tendered.

Binding Agreement. The tender of Depositary Shares pursuant to any one of the procedures described above will constitute the tendering Holder’s acceptance of the Offer, as well as the tendering Holder’s representation and warranty that the Holder has the full power and authority to tender and assign the Depositary Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Depositary Shares tendered pursuant to the Offer will constitute a binding agreement between Perini and you upon the terms and subject to the conditions of the Offer.

Federal Backup Withholding. If you are a U.S. person, you should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal, in order to provide the information and certification necessary to avoid backup withholding. Under the United States federal backup withholding tax rules, 30% of the gross proceeds payable to a U.S. person (such as a U.S. citizen or resident alien) under the tender offer generally must be withheld and remitted to the United States Treasury unless you provide the Depositary with a taxpayer identification number (“TIN,” usually an employer identification number or a social security number) and certify under penalties of perjury that the TIN is correct and that you are not otherwise subject to backup withholding. In addition, if you fail to furnish the correct TIN or make other false statements, you may be subject to certain penalties specified in the Code. Certain Holders are exempted from the backup withholding and reporting requirements rules. For additional discussion of United States federal income tax consequences to tendering Holders and federal backup withholding, see “Certain U.S. Federal Income Tax Consequences.”

Federal Income Tax Withholding on Foreign Holders. If you are a foreign Holder or an agent for a foreign Holder, the Depositary will withhold United States federal income taxes at a rate of 30% of the gross payment payable to you, unless the Depositary determines that an exemption from, or a reduced rate of, withholding tax is applicable because this income is exempt from U.S. taxation, because a tax treaty that applies to you provides for a different withholding rate, because you are exempt from U.S. withholding, or because such gross payment is effectively connected with the conduct of a trade or business by you within the United States. If you are a fiscally-transparent intermediary for foreign persons, you must deliver to the Depositary before the payment a properly completed and executed Form W-8IMY or other equivalent form. If you are a non-U.S. person who claims an exemption from withholding on the grounds that the gross proceeds paid under the tender offer are effectively connected with the conduct of a trade or business by you within the United States, you must deliver to the Depositary before the payment a properly completed and executed Form W-8ECI or other equivalent form. If you are a non-U.S. person who claims an exemption from, or a reduced rate of, withholding on the grounds that you are exempt from U.S. withholding, you must deliver to the Depositary before the payment a properly completed and executed Form W-8EXP or other equivalent form. Finally, if you are a non-U.S. person who is the beneficial owner of the Depositary Shares, you must deliver to the Depositary before the payment a properly completed and executed Form W-8BEN or other equivalent form, regardless of whether you are claiming exemption from, or a reduced rate of, withholding.

Foreign Holders may be eligible to file for a refund of all or a portion of any tax withheld if the foreign Holders’ receipt of cash in exchange for Depositary Shares pursuant to the Offer qualifies as a sale or exchange for U.S. federal income tax purposes, if the amount withheld was entitled to the benefits of a reduced rate of withholding pursuant to a treaty but a higher rate has been withheld, or if the Holder is otherwise able to establish that no tax or a reduced rate of tax is actually due.

Foreign Holders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a reduction of or an exemption from withholding tax.

6.    Withdrawal Rights.

Except as otherwise provided in this Section 6, tenders of Depositary Shares are irrevocable. Depositary Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by us pursuant to the Offer, may also be withdrawn at any time after Friday, May 23, 2003.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Depositary Shares to be withdrawn, the number of Depositary Shares to be withdrawn and the name of the registered holder of the Depositary Shares to be withdrawn, if different from the name of the person who tendered the Depositary Shares.

If depositary receipts for Depositary Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such depositary receipts, the serial numbers shown on such depositary receipts must be submitted to the Depositary and, unless such Depositary Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution.

If Depositary Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in Section 5 – “Procedures for Tendering Depositary Shares”, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Depositary Shares and otherwise comply with such Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Depositary Shares may not be rescinded, and any Depositary Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Depositary Shares may be tendered again following one of the procedures described in Section 5 – “Procedures for Tendering Depositary Shares”, any time prior to the Expiration Date.

If we extend the Offer, are delayed in our acceptance of Depositary Shares for payment or are unable to accept Depositary Shares for payment for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, retain tendered Depositary Shares on our behalf, and such Depositary Shares may not be withdrawn except to the extent that tendering Holders are entitled to withdraw them as described in this Section 6. Any such delay will be accompanied by an extension of the Offer to the extent required by law. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. None of Perini, the Depositary, the Information Agent, the Dealer Manager, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

7.    Price Range of Depositary Shares; Dividends.

Price Range. The Depositary Shares trade on the American Stock Exchange (the “AMEX”) under the trading symbol “PCR.PR”. The following table sets forth, for the periods indicated, the reported high and low sale prices of our Depositary Shares on the AMEX during each fiscal quarter presented.

DEPOSITARY SHARES

Quarter Ended	Low	High

2001:
First Quarter	$19.75	$24.50
Second Quarter	$22.15	$28.50
Third Quarter	$19.90	$28.60
Fourth Quarter	$20.25	$24.85

2002:
First Quarter	$20.50	$24.80
Second Quarter	$17.51	$22.20
Third Quarter	$17.00	$18.29
Fourth Quarter	$16.25	$17.15

2003:
First Quarter (Through March 27, 2003)	$17.90	$16.20

On Thursday, March 27, 2003, the reported closing price on the AMEX for the Depositary Shares was $16.50 per Depositary Share. On Thursday, March 27, 2003, the reported closing price on the AMEX for the Common Stock was $3.83 per share.

Holders of Depositary Shares are urged to obtain current market quotations for the Depositary Shares.

Dividends. Quarterly dividends on the $21.25 Preferred Stock have not been paid since 1995 (although they have been fully accrued due to the “cumulative” feature of the $21.25 Preferred Stock); as a result, no dividends have been paid since then on the Depositary Shares. The aggregate amount of dividends in arrears is approximately $15,936,000 at March 31, 2003, which represents approximately $15.94 per Depositary Share or approximately $159.36 per share of $21.25 Preferred Stock. As of December 31, 2000, the financial criteria in our existing credit facility which restricted the payment of dividends were satisfied, thereby making the resumption of dividends possible when and if we believe that our working capital is sufficient to warrant the resumption of payment of the regular dividend or any of the dividends in arrears on the $21.25 Preferred Stock and that such action is appropriate. We do not currently have any plans or target date to pay any such dividends. We cannot give you any assurance that our Board of Directors will declare and pay the accrued dividends or any current dividends on the Depositary Shares in the future.

The Holders of Depositary Shares purchased in the Offer will give up any rights with respect to the accrued dividends on the Depositary Shares purchased in the Offer.

8.    Certain Information Concerning Perini.

General. We are a Massachusetts corporation with our principal executive offices located at 73 Mt. Wayte Avenue, Framingham, MA 01701. Our telephone number is (508) 628-2000. Perini Corporation and its subsidiaries are engaged in the construction business. The Company was incorporated in 1918 as a successor to businesses which had been engaged in providing construction services since 1894. The Company currently provides general contracting, construction management and design-build services to private clients and public agencies throughout the United States and selected overseas locations. The Company’s construction business involves two basic segments of operations: building and civil.

The general building and civil contracting services provided by the Company consist of planning and scheduling the manpower, equipment, materials and subcontractors required for the timely completion of a project in accordance with the terms, plans and specifications contained in a construction contract. The Company provides these services by using traditional general contracting arrangements, such as fixed price, guaranteed maximum price and cost plus award fee contracts, and to a lesser extent construction management or design-build contracting arrangements.

As of March 27, 2003, the Company had outstanding 999,900 Depositary Shares which are convertible into approximately 661,934 shares of our Common Stock, of which 22,664,135 shares are currently outstanding.

We are required to file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any such reports, statements or other information at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Company’s Commission filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Commission at http://www.sec.gov.

All of our stockholders and Holders of record as of March 19, 2003 will be receiving a copy of our 2002 Annual Report to Stockholders, which includes our financial statements and a description of certain risks involved in the Company’s business. Such risks could have a material adverse effect on the Company’s financial condition, results of operations and cash flows. We urge you to read the financial statements and the section entitled “Risk Factors” in our 2002 Annual Report to Stockholders. Also, see our disclosure under the section entitled “Forward-Looking Statements” of this Offer to Purchase.

Officers, Directors and Control Persons. The name, position, business address and business telephone number of each of our directors, executive officers and control persons is set forth on Schedule I hereto.

9.    Beneficial Ownership of Certain Persons.

The following table sets forth certain information received by the Company from the Directors of the Company listed below concerning their respective beneficial ownership as of February 24, 2003 of the Depositary Shares of the Company. As of February 24, 2003, no other Director or Executive Officer of Perini beneficially owned Depositary Shares. To the best of our knowledge, no person beneficially owned as of February 24, 2003, five percent or more of our Depositary Shares, except as set forth below.

Name	Amount of Depositary Shares Beneficially Owned		Percent of Total Depositary Shares
Frederick Doppelt	64,200	(1)	6.42%
Asher B. Edelman	174,800	(2)	17.48%

(1)	Of the 64,200 Depositary Shares beneficially owned by Mr. Doppelt, 2,000 Depositary Shares are owned by Mr. Doppelt’s wife and 17,600 Depositary Shares are owned by trusts or estates as to which Mr. Doppelt serves as trustee and disclaims any beneficial ownership.

(2)	These Depositary Shares are held by a custodian on behalf of certain funds for which Mr. Edelman’s firm is an investment adviser.

Mr. Doppelt has advised us that he does not intend to tender the Depositary Shares that he beneficially owns. Mr. Edelman has advised us that he has not decided whether or not to tender the Depositary Shares that he beneficially owns. These Directors reserve the right to tender the Depositary Shares that they beneficially own pursuant to the Offer for themselves or for accounts for which they have sole or shared investment authority.

10.    Transactions and Arrangements Concerning the Securities of Perini.

Recent Transactions in Securities of the Company. Based on our records and information provided to us by our Directors, Executive Officers, associates and subsidiaries, neither we, nor any of our associates or subsidiaries nor, to the best of our knowledge, any of our Directors, Executive Officers, control persons or any of our associates or subsidiaries, has effected any transactions in the Depositary Shares during the 60 day period before the date hereof.

Agreements Involving Securities of the Company. Effective March 29, 2000, subsequent to approval by the Company’s stockholders, an investor group led by Tutor-Saliba Corporation and including O&G Industries, Inc. (“O&G”) and National Union Fire Insurance Company of Pittsburgh, Pa. (“National Union”, a wholly owned subsidiary of American International Group, Inc. (“AIG”), and together with Tutor-Saliba and O&G, the “Purchasers”) purchased 9,411,765 shares (the “Purchase Shares”) of our Common Stock (the “Purchase”). In connection therewith, we exchanged 7,490,417 shares of our Common Stock (the “Exchange” and together with the Purchase, the “Transaction”) for all of the outstanding shares of Series B Cumulative Convertible Preferred Stock (“Series B Preferred Stock”).

The Purchasers and former holders of the Series B Preferred Stock entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”) at the closing of the Transaction. Among other things, the Shareholders’ Agreement provides that between the third and sixth anniversaries of the closing of the Transaction (and, under certain circumstances, prior to the third anniversary), National Union will have a “put” right to cause Tutor-Saliba and/or Mr. Tutor to purchase half of its Purchase Shares at a price so that National Union earns a ten percent internal rate of return on its investment in such shares. During the same period, between the third and sixth anniversaries of the closing of the Transaction, Tutor-Saliba will have a “call” right to cause National Union to sell such shares to Tutor-Saliba at a price so that National Union earns a fourteen percent internal rate of return on its investment in such shares. In addition to the foregoing put and call rights, National Union will have a right of first refusal on Tutor-Saliba’s disposition of its Purchase Shares and Tutor-Saliba will have a right of first refusal on one half of National Union’s Purchase Shares.

Subject to the right of first refusal described in the prior paragraph, the parties to the Shareholders’ Agreement have certain “tag-along” rights. If any party to the Shareholders’ Agreement desires to sell its shares, each of the non-selling parties to the Shareholders’ Agreement will have the right to participate in such sale and to dispose of its pro rata share of the stock to be sold in such transaction. However, National Union may sell up to one half of its Purchase Shares without triggering the foregoing tag-along right.

Each of the parties to the Shareholders’ Agreement has the right to subscribe to any new issuance of securities (except for certain issuances such as conversions of convertible securities, exercises of options or issuances pursuant to a benefit plan) by us in an amount up to such stockholder’s pro rata share of the new issuance of securities based on their percentage ownership of our outstanding Common Stock.

Finally, the Shareholders’ Agreement gives National Union, Tutor-Saliba, O&G, PB Capital Partners, L.P. (“PB Capital”) and The Union Labor Life Insurance Company acting on behalf of its Separate Account P (“ULLICO”) the right to designate one director each for election to our Board of Directors (the “Board”). We have agreed to nominate such individuals for election or appointment to the Board of Directors at the earliest possible time, to use our best efforts to cause such persons to be elected to the Board, and to renominate each such person (or other person as may be designated by National Union, Tutor-Saliba, O&G, PB Capital or ULLICO) at such time as he or she is required to stand for reelection to the Board. The right to designate a person to be elected as a director terminates in the case of each Purchaser, when such Purchaser and its permitted transferees own less than 25% of our Common Stock purchased by such Purchaser in the Transaction and in the case of PB Capital and ULLICO, when such stockholder and its permitted transferees own less than 5% of the outstanding shares of our Common Stock. Each of PB Capital and ULLICO also have certain observer rights on the Board until such time as it ceases to own 2.5% of the outstanding shares of Common Stock. Each party to the Shareholders’ Agreement has agreed to vote all of its shares in favor of the directors designated by each of the other parties thereto.

Purchases of Perini Securities by Certain Persons. Some of our Directors hold Depositary Shares which may be repurchased pursuant to this Offer if such Directors tender their Depositary Shares. See Section 9 – “Beneficial Ownership of Certain Persons.”

11.    Source and Amounts of Funds.

The Offer is not conditioned upon the receipt of financing. We will be using cash on hand and drawing down on our existing credit facility for the funds needed for the Offer. We have obtained the consent of our lenders to conduct the Offer and we have the availability to draw down up to $18,000,000 on our existing credit facility for funds needed for the Offer. No material conditions currently exist in connection with obtaining such financing except that the availability of funds is based on the absence of an “event of default” (as defined in the Credit Agreement). However, we have no reason to believe that an event of default will exist at the time the Offer is consummated. We intend to repay the lenders through our cash flow from operations.

Our revolving credit facility was set up pursuant to that certain credit agreement (as amended, the “Credit Agreement”) with Fleet National Bank (as Administrative Agent, Arranger and Lender) and Banknorth, N.A. (as Lender) dated as of January 23, 2002, as amended. The Credit Agreement currently provides for a $50 million revolving credit facility through June 2005, which, if not extended or repaid, converts amounts then outstanding to a three year term loan with equal quarterly principal payments. The Credit Agreement provides that the Company can choose from interest rate alternatives including a prime-based rate, as well as options based on LIBOR (London inter-bank offered rate). Up to $7.5 million of the unborrowed revolving commitment is available for letters of credit.

The Credit Agreement requires, among other things, maintaining specified working capital, tangible net worth and operating profit levels, interest coverage minimums, and limitations on indebtedness. The Credit Agreement also provides that collateral shall consist of all available assets not included as collateral under other agreements. The Credit Agreement contains representations, warranties and conditions to borrowing, covenants and events of default customary for credit facilities of this nature. All borrowings under the Credit Agreement are subject to conditions precedent that include requirements relating to prior notice of borrowing, the accuracy of representations and warranties contained in the Credit Agreement and the absence of an event of default.

This description of the terms and conditions of the Credit Agreement is qualified in its entirety by reference to the Credit Agreement, the First Amendment and Waiver to the Credit Agreement dated February 14, 2003 and the Consent Letter dated March 27, 2003, each of which have been filed as exhibits to the Schedule TO.

12.    Conditions of the Offer.

Notwithstanding any other provision of the Offer, our obligation to accept, and pay for, the Depositary Shares validly tendered and not properly withdrawn pursuant to the Offer is conditioned upon the non-occurrence or existence of each of the following events:

•	there has been instituted or threatened, or there is pending, any action, or proceeding (or there shall have been any material adverse development to any action or proceeding currently instituted, threatened or pending) before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Offer that, in our sole judgment, either (a) is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects and those of our subsidiaries, taken as a whole, or (b) would or might prohibit, prevent, restrict, delay or make inadvisable consummation of the Offer;

•	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction has been proposed, enacted, entered, issued, promulgated, enforced or deemed or asserted to be applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our sole judgment, either (a) would or might prohibit, prevent, restrict, delay or make inadvisable consummation of the Offer or (b) is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects and those of our subsidiaries, taken as a whole;

•	there has occurred or is likely to occur any event affecting our business or financial affairs that, in our sole judgment, would or might prohibit, prevent, restrict, delay or make inadvisable consummation of the Offer, including, without limitation, the need to obtain any third party consent, license, permit or approval including, among others, any discussed below under Section 13 – “Certain Legal Matters and Regulatory Matters”; and

•	there has occurred (a) any suspension or material limitation of trading in securities on any national securities exchange, or any crisis or adverse change in the U.S. financial markets or the European Union, (b) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States or other major financial markets, (c) any limitation (whether or not mandatory) by any governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our reasonable judgment might affect the extension of credit by banks of other lending institutions, (d) a commencement of a war or armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or (e) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof or of its results or effects.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition (including any action or inaction by us). Subject to the applicable securities laws and the terms set forth in this Offer to Purchase and the Letter of Transmittal, we reserve the right, prior to the expiration of the Offer on the Expiration Date, (i) to waive any and all conditions to the Offer, (ii) to terminate the Offer or extend the Expiration Date or (iii) to otherwise amend the Offer, including these conditions, in any respect. All conditions of the Offer will, if the tendered Depositary Shares are to be accepted for payment promptly after the Expiration Date, be either satisfied or waived by us prior to the expiration of the Offer on the Expiration Date. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

13.    Certain Legal Matters and Regulatory Matters.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of the Depositary Shares as contemplated in the Offer or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition of the Depositary Shares as contemplated by the Offer. Should any such approval or other action be required, we currently contemplate that we will seek such approval or other action. We cannot predict whether we may determine that we are required to delay the acceptance for payment of, or payment for, Depositary Shares tendered in the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained at all or without substantial cost or conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business and financial condition. We are not aware of any pending or overtly threatened legal proceedings which would affect the Offer. Our obligations under the Offer to accept for payment and pay for Depositary Shares are subject to other conditions. See Section 12 – “Conditions of the Offer.”

14.    Fees and Expenses.

We have retained Georgeson Shareholder Communications Inc. to act as the Information Agent and Georgeson Shareholder Securities Corporation to act as our Dealer Manager. We have agreed to pay Georgeson Shareholder Communications Inc. and Georgeson Shareholder Securities Corporation reasonable and customary compensation for their services as Information Agent and Dealer Manager. The Dealer Manager may contact Holders by personal interview, mail, e-mail, telephone, facsimile transmission, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Depositary Shares. We have also agreed to reimburse each such firm for certain reasonable out-of-pocket expenses and to indemnify each such firm against certain liabilities in connection with their services, including certain liabilities under Federal securities laws.

We have retained EquiServe Trust Company, N.A. to act as the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses.

We will not pay any fees or commissions to any broker, dealer or other person (other than the Dealer Manager) for making solicitations in connection with the Offer. Brokers, dealers, banks and trust companies will be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Perini, the Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. Perini will pay or cause to be paid all transfer taxes, if any, on its purchase of Depositary Shares, except as otherwise provided in this document and Instruction 7 in the Letter of Transmittal.

15.    Additional Information.

New York Lawsuit.

On May 3, 2001 the Company, including several of its current and former directors (“Defendant Directors”), was served with a complaint entitled Frederick Doppelt, Arthur I. Caplan and Michael Miller v. Perini Corporation, et al, Supreme Court of the State of New York, County of New York, Civil Action No. 602156/01. Each plaintiff is a holder of the Company’s Depositary Shares (the “Plaintiffs”). One Plaintiff, Mr. Doppelt, is a current Director of the Company and one plaintiff, Mr. Caplan, is a former Director of the Company. The Plaintiffs purport to bring the action individually and on behalf of the entire class of holders of the Depositary Shares.

The Plaintiffs have asserted claims for breach of contract, breach of fiduciary duty, fraud and negligent misrepresentation. The Plaintiffs principally allege that the Company and its Defendant Directors improperly authorized the exchange of Series B Preferred Stock for Common Stock without first paying all accrued dividends on the $21.25 Preferred Stock. More specifically, Plaintiffs alleged that the Company and its Defendant Directors violated the terms of the $21.25 Preferred Stock when, in March 2000, the Company authorized the exchange of Series B Preferred Stock for Common Stock as discussed in Section 10 – “Transactions and Arrangements Concerning the Securities of Perini.” The Plaintiffs further allege that the Company and its Defendant Directors issued a false and misleading prospectus in 1987 relating to the issuance of the $21.25 Preferred Stock. The Plaintiffs seek payment of accrued dividends, claiming they are owed approximately $11.7 million as of May 3, 2001, and other unspecified punitive and exemplary damages.

On May 23, 2001, the Company and the Defendant Directors removed the action from the Supreme Court of New York to the United States District Court for the Southern District of New York. On June 26, 2001, the Plaintiffs filed an Amended Complaint whereby the Plaintiffs limited their Class Action to an action for breach of contract against the Company and an action for breach of fiduciary duty against the Defendant Directors. The Company and the Defendant Directors moved to dismiss all of Plaintiffs’ claims. On March 12, 2002, all claims against the Company and the Defendant Directors were dismissed by the United States District Court for the Southern District of New York.

In April 2002, the Plaintiffs appealed the dismissal to the United States Court of Appeals for the Second Circuit. On December 23, 2002, the Plaintiffs’ appeal was dismissed by the United States Court of Appeals for the Second Circuit.

Massachusetts Lawsuit

On October 15, 2002, Frederick Doppelt, Arthur I. Caplan and Leland D. Zulch filed a lawsuit individually, and as representatives of a class of Holders of Depositary Shares, against certain current and former directors of Perini (the “Massachusetts Defendants”). This lawsuit is captioned Doppelt, et al. v. Tutor, et al., United States District Court for the District of Massachusetts, No. 02CV12010MLW.

Specifically, the Complaint alleges that the Massachusetts Defendants breached their fiduciary duties owed to the Holders and to Perini. The plaintiffs principally allege that the Massachusetts Defendants improperly authorized the exchange of Series B Preferred Stock for common stock while simultaneously refusing to pay accrued dividends due on the Depositary Shares. The plaintiffs seek damages in an amount not less than $14,875,000 plus interest, costs, fees, and other unspecified punitive and exemplary damages.

On January 6, 2003, the Massachusetts Defendants moved to dismiss the lawsuit. Among other things, the Massachusetts Defendants argued that: (1) they did not owe fiduciary duties to the Holders and (2) the claim of breach of fiduciary duty owed to Perini must be dismissed because the claim could only be brought as a derivative action. On March 21, 2003, the plaintiffs filed and served their opposition to the motion to dismiss. The Court has not yet ruled on the motion to dismiss.

In deciding the motion to dismiss, the Court may determine that the plaintiffs’ claim of breach of fiduciary duty owed to Perini should have been brought as a derivative claim. In the event the Court makes such a determination and the plaintiffs attempt to file a derivative action, Perini is likely to argue that such a derivative claim may only be brought by stockholders of Perini and that Holders do not have the right to bring any derivative action with respect to the payment of dividends on the Depositary Shares because the Depositary Shares are merely contractual rights rather than shares of stock. In any case, Holders that sell all of their Depositary Shares in the Offer would not be able to bring such an action because under Massachusetts law a party to a derivative claim must continuously be a holder of the security to participate in a derivative lawsuit.

16.    Miscellaneous.

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of Depositary Shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the Holders of Depositary Shares in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of us by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, we have filed with the Commission a Tender Offer Statement on Schedule TO (the “Schedule TO”), which contains additional information with respect to the Offer. Our Schedule TO, including exhibits and any amendments, may be examined and copies may be obtained at the places and in the manner set forth in the section entitled “Where You Can Find Additional Information.”

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following is a summary of certain U.S. federal income tax consequences of participating in the Offer to Holders of our Depositary Shares whose Depositary Shares are tendered and accepted for payment pursuant to the Offer. This summary is based upon the Code, existing and proposed Treasury Regulations promulgated under the Code, published rulings, administrative pronouncements and judicial decisions, all of which are subject to change, possibly with retroactive effect, by subsequent legislative, judicial or administrative action that could affect the tax consequences described in this Offer. This summary also does not address the state, local, foreign or other tax consequences of participating in the Offer. We have not sought any ruling from the Internal Revenue Service or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all U.S. federal income tax considerations that may be applicable to a Holder’s particular circumstances or to Holders that may be subject to special tax rules, including, without limitation:

•	a broker-dealer or a dealer in securities or commodities;

•	a bank, thrift or other financial institution;

•	a regulated investment company or a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a Holder subject to the alternative minimum tax provisions of the Code;

•	a person holding our Depositary Shares as a part of a hedge, straddle, conversion or other risk reduction or constructive sale transaction;

•	a person holding our Depositary Shares through a partnership or similar pass-through entity;

•	a person with a “functional currency” other than the U.S. dollar; or

•	a Holder that is a nonresident alien, a corporation or other entity that is not created or organized in or under the laws of the U.S. or a political subdivision of the U.S., or an estate or trust that is not treated as a U.S. person for federal income tax purposes.

This summary assumes that the Depository Shares are held as capital assets within the meaning of Section 1221 of the Code. If a partnership holds the Depositary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the Depositary Shares, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of the Depositary Shares.

THIS SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

Consequences to Holders Who Tender Depositary Shares

The tender of Depositary Shares by Holders for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. If the receipt of cash by a Holder in exchange for the tender of Depositary Shares pursuant to the Offer is treated as a sale or exchange of such Depositary Shares for U.S. federal income tax purposes, the Holder will recognize capital gain or loss equal to the difference between the total amount of cash received and the Holder’s aggregate adjusted tax basis in the Depositary Shares tendered to us. A Holder’s adjusted tax basis in each of the Depositary Shares tendered to us will generally equal the amount it paid for each of the Depositary Shares. In this circumstance, the gain or loss on the Depositary Shares would be long-term capital gain or loss if the holding period for the Depositary Shares exceeded one year. If a Holder is an individual and has held the Depositary Shares for more than one year, then the capital gain on the Depositary Shares will generally be subject to tax at a maximum rate of 20%. A Holder’s ability to deduct capital losses may be limited, deductible only to the extent the Holder has capital gains in a given tax year, plus $3,000 in the case of individual Holders.

The receipt of cash by a Holder pursuant to the Offer in exchange for the tender of Depositary Shares will be treated as a sale or exchange of the Depositary Shares for U.S. federal income tax purposes, rather than a distribution by Perini with respect to the Depositary Shares held by the Holder, if the exchange either (i) results in a “complete termination” of the Holder’s interest in Perini under Section 302(b)(3) of the Code or (ii) is “not essentially equivalent to a dividend” with respect to the Holder under Section 302(b)(1) of the Code (each as described below). In determining whether either of the tests have been met, a Holder must take into account not only the Depositary Shares and Common Stock that it actually owns, but also the Depositary Shares and Common Stock that it constructively owns within the meaning of Section 318 of the Code.

The receipt of cash by a Holder in exchange for the tender of Depositary Shares pursuant to the Offer will result in a “complete termination” if either (i) the Holder does not actually or constructively own any Common Stock and all of the Depositary Shares actually and constructively owned by the Holder are exchanged pursuant to the Offer or (ii) the Holder does not actually own any Common Stock, all of the Depositary Shares actually owned by the Holder are exchanged pursuant to the Offer and the Holder is eligible to waive, and effectively waives, the attribution of Depositary Shares and Common Stock constructively owned by the Holder in accordance with the procedures described in Section 302(c)(2) of the Code.

The receipt of cash by a Holder in exchange for the tender of Depositary Shares pursuant to the Offer will be treated as “not essentially equivalent to a dividend” if the Holder’s sale of Depositary Shares results in a “meaningful reduction” in the Holder’s interest in Perini. Whether the receipt of cash by a Holder pursuant to the Offer will result in a meaningful reduction of the Holder’s proportionate interest will depend on the Holder’s particular facts and circumstances. If, as a result of an exchange of Depositary Shares for cash pursuant to the Offer, a Holder whose relative interest in Perini is minimal and who exercises no control over corporate affairs has a reduction in its proportionate interest in Perini (which applies to any ownership of common or preferred stock and any Depositary Shares constructively owned), the reduction generally should be treated as a meaningful reduction in its stock interest in Perini. Holders that expect to rely upon this “not essentially equivalent to a dividend” test should consult their own tax advisors as to its application in their particular situations.

If a Holder’s receipt of cash in exchange for the tender of Depositary Shares pursuant to the Offer does not constitute a sale or exchange of Depositary Shares under one of the tests described above, then the Holder’s receipt of cash will instead be treated as a distribution with respect to the Holder’s Depositary Shares in an amount equal to the cash received in the offer. The distribution will be treated as a dividend taxable as ordinary income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, the excess first will be treated as a return of capital that will reduce the Holder’s tax basis in the Depositary Shares exchanged in the Offer, and any remaining portion will be taxable to the Holder as gain from sale or exchange of the Depositary Shares. Any such gain will be long-term capital gain if the Holder has held the

Depositary Shares for more than one year at the time of the exchange. If a Holder is treated as having received a dividend with respect to the Holder’s Depositary Shares, the Holder’s tax basis will generally be adjusted to take into account the Holder’s return of basis in the Depositary Shares tendered. A dividend received by a corporate Holder may be (i) eligible for a dividends-received deduction (subject to applicable exceptions and limitations) and (ii) subject to the “extraordinary dividend” provisions of Section 1059 of the Code.

Contemporaneous dispositions or acquisitions of Depositary Shares by a Holder or a related individual or entity may be deemed to be part of a single integrated transaction and may be taken into account in determining whether either of the sale or exchange tests described above has been satisfied by a Holder. Each Holder should also be aware that, because proration may occur in the Offer, even if all Depositary Shares actually and constructively owned by a Holder are tendered pursuant to the Offer, fewer than all of those Depositary Shares may be purchased by us. The number of Depositary Shares tendered by a Holder and tendered by others may also affect whether the receipt of cash by a Holder pursuant to the Offer will be treated as a sale or exchange or as a distribution. Because of these factors, it is possible that a Holder that has had Depositary Shares redeemed pursuant to the Offer may experience no reduction, or even an increase, in the Holder’s interest in Perini. Holders considering participation in the Offer should consult their tax advisors with respect to calculating the number of Depositary Shares to tender.

Backup Withholding and Information Reporting

Payments of dividends on the Depositary Shares to Holders and the proceeds received upon the sale or other disposition of the Depositary Shares by Holders may be subject to backup withholding tax at a rate of up to 30%, as discussed under “Federal Backup Withholding” in Section 5, as well as information reporting requirements. Payments to certain Holders (including, among others, certain tax-exempt organizations and corporations) are generally not subject to information reporting or backup withholding. Payments to a Holder will be subject to information reporting and backup withholding if such Holder (i) fails to furnish its TIN; (ii) furnishes an incorrect TIN; (iii) is notified by the Internal Revenue Service that it has failed to properly report payments of interest or dividends; or (iv) fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the Internal Revenue Service has not notified the Holder that it is subject to backup withholding.

The amount of any reportable payments, including dividends, made to a Holder (other than to Holders which are exempt recipients) and the amount of tax withheld, if any, with respect to such payments will be reported to such Holders and to the Internal Revenue Service for each calendar year.

A Holder should consult its tax advisor regarding its qualification for an exemption from backup withholding and information reporting and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax, and taxpayers may use amounts we withhold as a credit against their U.S. Federal income tax liability or may claim a refund as long as they timely provide certain information to the Internal Revenue Service.

Withholding Tax on Foreign Holders

Payments on dividends on the Depositary Shares to foreign Holders (or their agents) and the proceeds received upon the sale or other disposition of the Depositary Shares by foreign Holders (or their agents) may be subject to withholding tax at a rate of up to 30%, unless a reduced rate of withholding is applicable, as discussed under “Federal Income Tax Withholding on Foreign Holders” in Section 5. For this purpose, a foreign Holder is any Holder that is not a “U.S. person”, which is defined as (i) a citizen or resident of the United States, (ii) a domestic corporation or domestic partnership, (iii) an estate, the income of which (from sources without the United States which is not effectively connected with the conduct of a trade or business in the U.S.) is subject to U.S. income tax, (iv) a trust, if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, and that is also not the U.S. government, a state government, or an agency or instrumentality thereof.

Foreign Holders may be eligible to file for a refund of all or a portion of any tax withheld if the foreign Holders’ receipt of cash in exchange for Depositary Shares pursuant to the Offer qualifies as a sale or exchange for U.S. federal income tax purposes, if the amount withheld was entitled to the benefits of a reduced rate of withholding pursuant to a treaty but a higher rate has been withheld, or if the Holder is otherwise able to establish that no tax or a reduced rate of tax is actually due. Foreign Holders are urged to consult their own tax advisors regarding the application of U.S. federal income tax withholding to their receipt of cash pursuant to the Offer.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This Offer to Purchase omits certain information contained in the Schedule TO filed by us with the Commission. For further information, we refer you to the Schedule TO, including the exhibits filed thereto. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file periodic reports, proxy statements and other information with the Commission. The Schedule TO, including the exhibits thereto, as well as such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such documents can be obtained from the Commission at prescribed rates at their offices. The Commission also maintains a world wide web site that contains registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this site is http://www.sec.gov.

SCHEDULE I

CERTAIN INFORMATION CONCERNING

DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS OF

PERINI CORPORATION

The following tables sets forth the name and position of the directors, executive officers and affiliates of Perini Corporation. Unless otherwise indicated, the business address of each such person is c/o Perini Corporation, at 73 Mt. Wayte Avenue, Framingham, MA 01701.

Directors and Officers

NAME	POSITION

Ronald N. Tutor	Director, Chairman and Chief Executive Officer

Michael R. Klein	Director, Vice Chairman

Peter Arkley	Director

Robert Band	Director, President & Chief Operating Officer

James A. Cummings	Director, Chief Executive Officer of James A. Cummings, Inc., a wholly owned subsidiary of Perini Corporation

Raymond R. Oneglia	Director

Robert A. Kennedy	Director

Wayne L. Berman	Director

Frederick Doppelt	Director

Asher B. Edelman	Director

Zohrab B. Marashlian	President of Perini Civil Construction

Craig W. Shaw	President of Perini Building Company, Inc.

I-1

The	following entities are or may be considered persons controlling the Company:

Tutor-Saliba Corporation

15901 Olden Street

Sylmar, CA 91342

National Union Fire Insurance Company of Pittsburgh, Pa.

70 Pine Street

New York, NY 10270

O&G Industries, Inc.

112 Wall Street

Torrington, CT 06790

BLUM Capital Partners, L.P.

909 Montgomery Street, Suite 400

San Francisco, CA 94133

PB Capital Partners, L.P.

909 Montgomery Street, Suite 400

San Francisco, CA 94133

The Common Fund for Non-Profit Organizations

c/o BLUM Capital Partners, L.P.

909 Montgomery Street, Suite 400

San Francisco, CA 94133

The Union Labor Life Insurance Company

Separate Account P

111 Massachusetts Avenue, NW

Washington, DC 20001

I-2

Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Depositary Shares and any other required documents should be sent or delivered by each Holder who wishes to tender his Depositary Shares in the Offer or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at the addresses set forth below:

The Depositary for the Offer is:

EquiServe Trust Company, N.A.

By First Class Mail:	By Hand:	By Overnight Courier:

EquiServe Trust Company, N.A. Attn: Corporate Actions/Perini P.O. Box 43025 Providence, RI 02940-3025	Securities Transfer & Reporting Services, Inc. c/o EquiServe Trust Company, N.A. 100 William Street, Galleria New York, NY 10038	EquiServe Trust Company, N.A. Attn: Corporate Actions/Perini 40 Campanelli Drive Braintree, MA 02184

Facsimile for Guaranteed Delivery:

(Eligible Institutions Only)

(781) 575-4827

Confirmation of Receipt of Guaranteed Delivery:

(781) 575-4816

Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 may be directed to the Information Agent at the address and telephone numbers set forth below. Holders of Depositary Shares may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

GEORGESON SHAREHOLDER COMMUNICATIONS INC.

17 State Street – 10th Floor

New York, NY 10004

Toll Free: (866) 288-2832

Banks and Brokers: (212) 440-9800